Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO ACQUISITION OF AIRCRAFT

The Board hereby announces that on 23 December 2015 (after trading hours), the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus S.A.S to purchase the Airbus Aircraft from Airbus S.A.S.

As the relevant applicable percentage ratios for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5%, and less than 25%, the Acquisition constitutes a discloseable transaction of the Company, and therefore is also subject to the reporting and announcement requirements and is exempt from the shareholders' approval requirements under the Listing Rules.

On 23 December 2015 (after trading hours), the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus S.A.S, pursuant to which the Company agreed to purchase the Airbus Aircraft from Airbus S.A.S in accordance with the terms and conditions thereof.

AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	Airbus S.A.S, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

10 Airbus A330-300 aircraft

Consideration

According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A330-300 aircraft is about US$227.36 million. Such catalogue price includes price for airframe and engine.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus S.A.S because of the substantial price concessions granted by Airbus S.A.S in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the Acquisition is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus S.A.S to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus S.A.S rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash in United States dollars and partly by financing arrangements with banking institutions. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2017 to 2019 and the consideration for each of the relevant Airbus Aircraft will be paid according to its respective delivery schedule.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the strategic target and the aircraft fleet structure plan of the Company; the Acquisition will facilitate the optimization of the Company's fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Company. The Airbus Aircraft in aggregate will increase the ATKs of the Group by 4%, when compared to the ATKs of the Group as at 31 December 2014, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

As the relevant applicable percentage ratios for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5% and less than 25%, the Acquisition constitutes a discloseable transaction of the Company, and therefore is subject to the reporting and announcement requirements and is exempt from the shareholders' approval requirements under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Airbus Aircraft under the Airbus Aircraft Acquisition Agreement
“Airbus Aircraft”	10 Airbus A330-300 aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement
“Airbus Aircraft Acquisition Agreement”

the aircraft acquisition agreement entered into between Airbus S.A.S and the Company on 23 December 2015, pursuant to which the Company agreed to acquire and Airbus S.A.S agreed to sell the Airbus Aircraft

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
“Board”	the board of Directors
“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries (as defined under the Listing Rules)
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s) ”	share of RMB1.00 each in the capital of the Company
“Shareholder(s) ”	the holders of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

23 December 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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